Filed pursuant to Rule 433

Registration No. 333-150225

Wachovia Corporation

145,833,334 Shares of Common Stock

FINAL TERM SHEET

Dated April 14, 2008

Issuer:	Wachovia Corporation (“we” or “our”)

Security:	Common Stock, par value $3.33 1/3 per share (the “Common Stock”)

Number of Shares Issued in this Offering:	145,833,334 shares of Common Stock

Number of Shares Outstanding After this Offering:	2,137,752,062 shares of Common Stock[1],[2]

Over-allotment Option:	The underwriters also may purchase an additional 21,875,000 shares of Common Stock at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any (the “Over-allotment Option”)

Public Offering Price:	$24.00 per share of Common Stock

Trade Date:	April 14, 2007

Settlement Date:	April 17, 2008

Proceeds to Us:	Approximately $3,412,500,000 before expenses (or approximately $3,924,375,000 before expenses if the underwriters exercise the Over-allotment Option)

Global Coordinator:	Wachovia Securities

Joint Bookrunning Managers:	Wachovia Securities Goldman, Sachs & Co.

Co-Managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, UBS Securities LLC, Samuel A. Ramirez & Co., Inc. and Utendahl Capital Group, LLC.

[1]

The number of shares of our Common Stock outstanding immediately after the closing of this offering is based on 1,991,918,729 shares of our Common Stock outstanding as of March 31, 2008, including unvested restricted stock granted under our stock compensation plans.

[2]

Unless otherwise indicated, the number of shares of our Common Stock presented herein excludes shares issuable pursuant to the exercise of the Over-allotment Option, shares issuable upon the conversion of the Series L Preferred Stock (as defined below), and 100,047,472 shares of our Common Stock issuable upon exercise of stock options outstanding as of March 31, 2008 under our stock compensation plans.

CUSIP/ISIN:	929903102 / US9299031024

Concurrent Offering:

Concurrent with this offering of Common Stock, we are offering 3,500,000 shares of our 7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L, liquidation preference $1,000 per share (the “Series L Preferred Stock”), (or 4,025,000 shares if the underwriters of that offering exercise their over-allotment option with respect to the Series L Preferred Stock in full) in a public offering in exchange for net proceeds of approximately $3,412,500,000 (or approximately $3,924,375,000 if the underwriters of that offering exercise their over-allotment option in full).

Each share of the Series L Preferred Stock will be convertible at any time, at the holder’s option, into 32.0513 shares of Common Stock (equivalent to an initial conversion price of $31.20 per share), plus cash in lieu of fractional shares, subject to anti-dilution adjustment as described in this prospectus supplement. The conversion rate will be adjusted upon the occurrence of certain other events. In addition, on or after March 15, 2013, if the closing price of our Common Stock exceeds 130% of the conversion price for 20 trading days during any consecutive 30 trading day period, including the last day of such period, we may, at our option, cause some or all of the then outstanding Series L Preferred Stock to be automatically converted into our Common Stock at the then prevailing conversion rate.

We have filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about the us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Securities toll-free at 1-800-326-5897 or Goldman, Sachs & Co. at 1-866-471-2526, or you may e-mail a request to syndicate.ops@wachovia.com.